UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2025

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

This Report of Foreign Issuer on Form 6-K (“Form 6-K”) is being furnished by Jeffs’ Brands Ltd (the “Company”) to the Securities and Exchange Commission for the purpose of furnishing the following exhibits, each of which were made available on SEDAR+ at www.sedarplus.ca, by Fort Technology Inc. (TSXV:FORT) (“Fort Technology”), the Company’s majority owned subsidiary, on December 1, 2025: (i) unaudited interim financial statements of Fort Technology for the nine months ended September 30, 2025, attached as Exhibit 99.1 hereto; and (ii) Fort Technology’s management’s discussion and analysis for the nine months ended September 30, 2025, attached as Exhibit 99.2 hereto.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030 and File No. 333-287341) and Registration Statements on Form S-8 (File No. 333-269119, File No. 333-280459 and File No. 333-291322), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Unaudited Interim Financial Statements of Fort Technology Inc. for the nine months ended September 30, 2025.
99.2	Management Discussion and Analysis of Fort Technology Inc. for the nine months ended September 30, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: December 2, 2025	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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